SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Overseas Regulatory Announcement: Announcement on Resolutions of the Fifth Meeting of the Eighth Board of Supervisors	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: November 6, 2014	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

The Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited assume no responsibility for any information contained in this announcement, and make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any losses arising from, or resulting from the reliance on the whole or any part of information described in this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Announcement on Resolutions of the Fifth Meeting of the Eighth Board of Supervisors

This announcement is made pursuant to the disclosure obligations under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

We hereby set forth the Announcement on Resolutions of the Fifth Meeting of the Eighth Board of Supervisors published by us on the website of Shanghai Stock Exchange and some newspapers in China.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, November 5, 2014

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin; and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

Stock Code: 600688	Stock ID: Sinopec Shanghai	No.: Lin 2014-26

Sinopec Shanghai Petrochemical Company Limited

Announcement on Resolutions of the Fifth Meeting of the Eighth Board of Supervisors

The Company’s Board of Supervisors and all its members warrant that the information contained in this announcement contains no false representation, misleading statement or material omission, and are jointly and severally liable for the truthfulness, accuracy and completeness of the information contained herein.

The Fifth Meeting of the Eighth Board of Supervisors of Sinopec Shanghai Petrochemical Company Limited was held by correspondence on November 4, 2014. A proposal was adopted with 6 votes in favor, 0 votes against and 0 abstentions, approving the nomination of Mr. Zheng Yunrui as a candidate for the independent supervisors of the Eighth Board of Supervisors of the Company. This proposal will be submitted to the first extraordinary general meeting for 2014 for approval.

The curriculum vita of Zheng Yunrun is as follows:

Zheng Yunrui, 48, is currently a professor of the Civil and Commercial Law Department of East China University of Political Science and Law School of Law. Mr. Zheng graduated from Shangrao Normal College in Jiangxi Province in July 1986, majoring in English and obtained LL.M. and Ph.D. from Peking University Law School in July 1993 and July 1998 respectively. Mr. Zheng worked in Shangrao Education Bureau in Jiangxi Province, Hainan Airport Company Limited, China Township Enterprises Investment & Development Co., Ltd and Legislative Affairs Office of Shanghai Municipal People’s Government in succession. Since August 2001, he has been served as a teacher for the East China University of Political Science and Law. During which, from July 2002 to December 2002, he was a visiting scholar of the National University of Singapore School of Law. Mr. Zheng has engaged in the judgment, teaching and research work in such areas as the Civil Law Subjects, Property Law, Contract Law, Insurance Law, Social Insurance Law and Government Procurement Act and is proficient in the legal issues in relation to the operation and management of the company. He has accomplished great academic achievements and an evaluation expert in terms of the procurement of Shanghai Municipal Government and an arbitrator of the Shenzhen Arbitration Commission.

Except for the matters disclosed above, Mr. Zheng is currently not and was not in the past three years a director of any other publicly listed company. Mr. Zheng has no associated relationship with the Company or its directors, supervisors, senior officers, controlling shareholders, major shareholders and actual controller and does not hold the Company’s equity interest referred in Section XV of the Securities and Futures Ordinance. Mr. Zheng has not been punished by the China Securities Regulatory Commission or other relevant departments and has not suffered any sanction imposed by any Stock Exchange.

Board of Supervisors of Sinopec Shanghai Petrochemical Company Limited

November 5, 2014

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